82-5779

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE GEWERTZ
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
DOUGLAS S. LIEBHAFSKY
PETER C. CANELLOS
MICHAEL W. SCHWARTZ
ALLAN A. MARTIN
BARRY A. BRYER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
RICHARD D. FEINTUCH
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MICHAEL B. BENNER
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
SETH A. KAPLAN
BARBARA ROBBINS
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
ELLIOTT V. STEIN

JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
ADAM D. CHINN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
KAREN G. KRUEGER
DOUGLAS K. MAYER
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
MITCHELL S. PRESSER
ILENE KNABLE GOTTS
JEFFREY R. BOFFA
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
MICHAEL S. KATZKE
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JARED M. RUSMAN
JEANNEMARIE O'BRIEN

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

COUNSEL

WILLIAM T. ALLEN
ADRIENNE ATKINSON
PAMELA EHRENKRANZ
THEODORE A. LEVINE
NORMAN REDLICH
JOHN M. RICHMAN
LEONARD M. ROSEN
J. BRYAN WHITWORTH
AMY R. WOLF

LAWRENCE A. PASINI
LORI S. SHERMAN
BARBARA KOHL GERSCHWER
SETH GARDNER
PAULA N. GORDON
T. EIKO STANGE
LORENZO BORGOGNI
JAMES COLE, JR.
STEPHEN R. DiPRIMA
BETTINA ECKERLE
NANCY B. GREENBAUM
ARRIE R. PARK
DAVID A. SCHWARTZ
ALEXANDER SHAKNES
ANDREW J.H. CHEUNG
NICHOLAS G. DEMMO
ELAINE P. GOLIN



03029971

WILLIAM SAVI...
MARTIN J.E. ARMS
BENJAMIN D. FACKLER
ISRAEL FRIEDMAN
DIMITRY JOFFE
ROY J. KATZOVICZ
ROBERT J. LIUBICIC
GREGORY E. OSTLING
JONATHAN E. PICKHARDT
GREGORY N. RACZ
EDWARD J.W. BLATNIK
BENJAMIN S. BURMAN

DON W. CRUSE, JR.
NELSON O. FITTS
JEFFREY C. FOURMAUX
MICHAEL GAT
JEREMY L. GOLDSTEIN
JOSHUA M. HOLMES
MARTIN LEBWOHL
LAURA A. McINTOSH
STEVEN J. PEARL
DAVID E. SHAPIRO
ANTE VUCIC
IAN BOCZKO
KEVIN M. COSTANTINO
MARGARET GARNETT
MATTHEW M. GUEST
WILLIAM R. HARKER
DAVID KAHAN
MARK A. KOENIG
...AM
...K. LEE
...LIU
...MUÑOZ
...PARK
..., RHEAULT
...A A. ANGELOVA
...M. BANNER
...G. ALOGNA
...M. BAYARD
JAMES R. LEVINE
STEPHANIE P. LISTOKIN
GORDON M. MEAD
NATALIE B. MILANI
ERIN E. QUINN
P. MORGAN RICKS
DANIELLE L. ROSE
BENJAMIN M. ROTH
JORDAN A. GOLDSTEIN
LAUREN C. NECHES
ADIR G. WALDMAN

*OF MARYLAND BAR ONLY

September 5, 2003

By Federal Express

SUPPL

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

03 SEP 11 AM 7:21

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/11

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On September 1, 2003, Rexel, a subsidiary of the Company, issued a press release announcing the appointment of Patrick Berard as Senior Vice President, Rexel France. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On September 3, 2003, Rexel issued a press release announcing its results for the first half of 2003. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On September 4, 2003, the Company issued a press release announcing its results for the first half of 2003, including 2003 interim consolidated financial statements. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. On September 4, 2003, the Company made a presentation to investors regarding its results for the first half of 2003. A copy of the English language version of this presentation is attached as Appendix D to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

01/09/2003
Patrick Bérard is appointed Senior Vice President, Rexel France

Patrick BÉRARD will take over the responsibility of Senior Vice President of Rexel France on September 1st, 2003. He was Chairman and CEO of Pinault Bois et Matériaux.

As member of the Executive Committee of the Group, Patrick BÉRARD will continue, to boost sales, to adjust Rexel France to its market environment as well as to improve its work processes

Rexel France is the leader on its market, with a network of 450 sales outlets and 6 000 employees, and represented 29% of the whole sales of the Group at the end of June.

Patrick BERARD, born in 1953, is doctor in Economics. He started his career in 1978 at Montreal with the Pulp and Paper Research Institute of Canada. He joined McKinsey Paris in 1980 where he was a Business to Business consultant for seven years. In 1987, he worked for Thomson. The year after, he joined Polychrome successively as Managing Director France, Marketing and Sales Director Europe (1990-1993), Managing Director Europe (1994-1997). Between 1997 and 1999, he is Managing Director Europe and Vice President of the Polychrome Graphics Kodak Group. He became Managing Director Europe of Antalis (Group Arjo-Wiggins) at the end of 1999. Patrick BÉRARD was Chairman and CEO of Pinault Bois et Matériaux since December 2001.

Contact presse : Laetitia OLIVIER
Tél : (33 1) 42 85 59 89 - E mail : lolivier@rexel.fr

Appendix B

September 3, 2003

REXEL

PRESS RELEASE

1ST-HALF RESULTS 2003

- **Sound performance in a weakened economic environment**
- **Strengthened balance sheet**
- **Continued cost reductions**

On September 1, 2003, the Rexel Board of Directors, chaired by Jean-Charles Pauze, approved the Rexel Group consolidated and parent company accounts for the first six months of 2003.

Consolidated results, in € millions	1st-half 2002	1st-half 2003
Sales	3,721.7	3,332.3
Gross margin (as % of sales)	24.8%	25.0%
Operating income *as a % of sales*	151.0 *4.1%*	119.4 *3.6%*
Non-recurring income (expenses)	(9.0)	(13.7)
Net income before amortization of goodwill	65.6	43.3
Net income, Rexel share	47.4	27.0

On a comparable structural, exchange rate, and day-year basis, Rexel sales during the first and second quarters of 2003 were down 3.0% and 2.7% respectively in relation to the same periods in 2002. Overall, first-half 2003 sales declined 2.8% in relation to sales during the first six months of 2002.

After accounting for the impact of favorable changes in Group structure (€ 11 million), and unfavorable exchange rate fluctuations (€ 299 million) due mainly to the weakening of the U.S. and Canadian dollars against the euro, first-half 2003 sales were down 10.5% in relation to the same period the year before.

ACTIVITY TREND BY GEOGRAPHIC AREA

On a comparable structural, exchange rate, and day-year basis, the trend in Rexel sales during first-half 2003 was as follows:

- **The Americas**, -3.1%. In the US, sales were down 6.2% during the first six months of 2003, whereas in Canada sales increased by 6.5%.
-**Europe, excluding France**, -4.2%. Sales were up in Eastern European countries and Austria, while they were lower in most other European countries;
-**France**, -2.0%. The trend in activity has been steady since the start of the year, except for May which was impacted by strikes and fewer actual work days than the previous year;
-**Asia-Pacific**, +1.2%. Countries in this zone saw increased activity.

SOUND GROSS MARGIN PERFORMANCE

Gross profit margin improved to 25.0% during first-half 2003, compared with 24.8% for first-half 2002. This was achieved despite an economic climate affected by declining industrial investment and non-residential construction.

CONTINUED COST REDUCTIONS

First-half 2003 operating income amounted to € 119.4 million, or 3.6% of sales, the result of important cost reduction measures largely initiated during the second half of 2002. This achievement demonstrates the Group's capacity to adapt and resist in today's economic environment. On a constant structural basis, the Group's workforce has shrunk by 2,100 employees since the beginning of 2002, 844 of whom left the Group during the first half of 2003.

At € 41.7 million, net financial expenses during the first six months of 2003 were 9% below that for the same period in 2002, a reflection both of lower interest rates and a lower average level of group net debt this year.

Income from ordinary activities totaled € 77.7 million.

Net non-recurring expenses for the first half of 2003 amounted to € 13.7 million versus € 9.0 million for the same period in 2002. This figure includes costs associated with continued adaptation of organizational structures to the weakened economic environment.

Net income before goodwill amortization was € 43.3 million. After goodwill amortization, it was € 27.0 million.

BALANCE SHEET IMPROVEMENT

At June 30, 2003, stockholders' equity amounted to € 1,385 million, up € 361 million or 35% over the December 31, 2002 figure. This improvement was due to a net capital increase of € 407 million and to the incorporation of € 27 million in net income for the period, after deduction of € 45 million in distributed dividends and € 28 million for negative foreign exchange translation differences.

Group financial debt in 2002 was € 552 million, down € 477 million from the December 31, 2002 level. This improvement resulted mainly from the capital increase and the disposal of specialty security equipment activities in line with the Group's strategy to strengthen its balance sheet and focus on its core distribution business.

OUTLOOK

In light of the economic environment, and in anticipation of a sales trend during the second half comparable to that of the first six months of the year, with continued cost reduction efforts, the Group expects to produce higher operating profit in the second half than during the first six months of 2003.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,700 employees.

Contacts:

Press:
Laetitia Olivier Tel: (331) 4285 5989 – E mail: lolivier@rexel.fr

Financial analysts/investors:
Frédéric de Castro Tel: (331) 4285 7612 – E mail: fdecastro@rexel.fr

Corporate Website: http://www.rexel.com

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, September 4, 2003

PRESS RELEASE

FIRST HALF OF 2003

- **Strong performance of Retail activities**
  - Significant market share gains in France
  - 6.2% rise in pro forma EBIT*
- **Luxury Goods impacted by particularly challenging environment**
- **Pursuit of Group strategic shift under excellent terms**

The Pinault-Printemps-Redoute Supervisory Board, chaired by Patricia Barbizet, met on September 3, 2003 to examine the Group's half-year consolidated financial statements at June 30, 2003, as approved by the Management Board and the Statutory Auditors.

	PPR published		PPR - Pro forma *			New PPR - Pro forma *		
in EURO million	H1 03	H1 02	H1 03	H1 02	Change	H1 03	H1 02	Change
Sales	12 274,4	13 314,4	10 909,3	10 708,2	+1,9%	7 679,5	7 380,4	+4,1%
Gross margin	4 649,3	5 209,7	4 215,5	4 133,8	+2,0%	3 416,0	3 305,7	+3,3%
EBIT	581,0	834,2	508,0	559,5	-9,2%	392,8	422,1	-6,9%
Income from ordinary activities before taxes	411,3	637,3						
Group net income	118,3	283,0						

** Pro forma and the "New PPR" are defined on page 5.*

Commenting on Pinault-Printemps-Redoute's developments in the first half of 2003, Serge Weinberg, Chairman of the Management Board, noted:
"The 'New PPR', focused on Retail and Luxury Goods, demonstrated its growth potential despite the sluggish business environment. Retail activities achieved strong growth in operating income, while Luxury Goods faced a spate of particularly unfavourable developments. However, the Gucci Group's investments and the quality of its brands will enable it to benefit from economic recovery. Lastly, the Group pursued its strategic shift under excellent terms, while strengthening its financial structure."

Growth in sales for the "New PPR"

New PPR pro forma Retail activities grew by 4.4% on a comparable basis, thanks to further gains in market share in France in most product categories and the success of the Group's ongoing international expansion. In the Luxury Goods division, growth stood at 2.4% despite the particularly sluggish environment due to a number of negative factors between February and April 2003.

PPR pro forma The changes in pro forma sales reflects Rexel's 2.8% drop on a comparable structural, exchange rate and day-year basis.

PPR published Published sales fell by 7.8%, notably reflecting the EUR 611.9 million impact of changes in Group structure and the EUR 623.7 million negative impact of exchange rate fluctuations.

"New PPR" EBIT : Sharp increase in Retail, trading conditions affecting Luxury

New PPR pro forma Operating income of the "New PPR" reflects the contrast between sharp growth in Retail activities (up 6.2%) and lower operating performance in Luxury Goods (down 24.5%). This reflects the extremely challenging economic climate between February and April 2003, as well as the heavy investment in development and communications by the Gucci Group's high-potential brands. Gucci Group opened or renovated 41 stores in the first half of the year, including flagship stores in the luxury goods industry's capital cities worldwide - New York, Tokyo, Paris, London and Milan.

PPR pro forma On a pro forma basis, gross margin grew by 2%, slightly above Group pro-forma sales. The pro forma gross margin ratio remained stable at 38.6%, reflecting the Group's capacity to boost its market share while maintaining an effective purchasing policy. The drop in the Group's pro forma operating income reflects the 16.2% fall in Rexel's operating income and overall resilience of the "New PPR".

PPR published The 10.8% drop in gross margin and 30.4% decline in operating income in actual terms reflect the impact of changes in Group structure and exchange rates.

Sharp improvement in financial income

The sharp reduction in net financial expenses of EUR 27.2 million, representing a 13.8% drop from the first half of 2002, stems from the substantial fall in average net indebtedness.

Non-recurring items

Non-recurring expenses include a net charge on the sale of assets before tax of EUR 135.6 million (EUR 250.8 million capital loss on Guilbert's Contract business and EUR 91.1 million capital gain on Pinault Bois & Matériaux), EUR 20.4 million in restructuring costs (of which EUR 16.2 million for Rexel), EUR 19.1 million in costs related to claims and litigation (of which EUR 17 million for Rexel) and the impact of the additional mark down of treasury stock for EUR 26.7 million.

Corporate tax

The Group recorded EUR 15.2 million in tax income for the first half of 2003 due to the impact of disposals on non-recurring items.

Excluding non-recurring items, the effective tax rate amounted to 25.1% in the first half.

Income from equity affiliates

The sharp rise in income from equity affiliates was mainly due to the Credit and Financial Services business, 39%-owned by the Group since January 1, 2003. This business is now accounted for by the equity method.

Net earnings per share

Based on the weighted average number of PPR shares of 120.8 million for the first half of 2003, earnings per share after amortisation of goodwill stood at EUR 0.98, compared with EUR 2.31 for the first half of 2002.

Excluding net non-recurring items, earnings per share amounted to EUR 1.67, compared with EUR 2.28 for the first half of 2002.

Improved financial structure

in EUR million	H1 03	H1 02	Change
Cash flow from operations	508.0	691.1	-26.5%
Net operating investments	-233.3	-400.2	-41.7%

in EUR million	30/06/03	30/06/02	Change
Shareholders' equity (1)	8,910.9	8,252.9	+8.0%
Net indebtedness	5,512.9	7,031.8	-21.6%
(1) Including Group shareholders' equity	*6,550.3*	*5,432.3*	*+20.6%*

Cash flow from operations stood at EUR 508 million, while Group operating investments amounted to EUR 233.3 million.

The rise in consolidated shareholders' equity reflects the increase in the Group's share of shareholders' equity and the 13.2% drop in minority interests, mainly due to PPR's increased stake in Gucci.

Net indebtedness fell from EUR 7 billion to EUR 5.5 billion, thus reducing debt-to-equity ratio from 85.2% to 61.9% in one year.

Ongoing strategic refocusing

The Group continued to raise its ownership of Gucci Group, from 54.4% at December 31, 2002 to 64.3% at June 30, 2003, representing an investment of EUR 849 million over the period.

The Group pursued its disposal program under excellent terms, with the sale of Guilbert's Contract business in May 2003 for an enterprise value of EUR 815 million and of Pinault Bois & Matériaux for EUR 565 million in June 2003.

Other information for the period

Pinault-Printemps-Redoute successfully issued EUR 1,079 million in bonds convertible and/or exchangeable for new or existing shares (OCEANE) on May 21, 2003.

Rexel reinforced its financial structure with a EUR 417 million capital increase on June 30, 2003. The Group took up its rights of the capital increase.

In order to optimise its financial structure, Gucci Group announced an exceptional return of capital of EUR 13.5 per share, to be paid on October 2, 2003. Following this decision and in accordance with the agreements of September 10, 2001, the bid to be launched by Pinault-Printemps-Redoute for Gucci shares between March 22 and April 30, 2004 will be reduced by the time-adjusted amount of this dividend payment.

Subsequent events

Pinault-Printemps-Redoute continued to raise its interest in Gucci Group, bringing its percentage ownership to 67% as of September 1, 2003.

The Group extended its average debt maturity and diversified its funding sources with a EUR 750 million issue of bonds maturing on January 23, 2009.

Pro forma

In order to provide meaningful comparisons between interim positions at June 30, 2003 and June 30, 2002, pro forma income statements have been prepared based on the following principles:

- *companies divested or deconsolidated in 2003 and 2002 have been excluded from the scope of consolidation as of January 1, 2002,*
- *companies acquired and fully consolidated for the first time in 2003 or during 2002 have been consolidated over a period of 6 months in 2003 and 2002,*
- *the 2002 income statements of foreign subsidiaries are converted at the average exchange rate for the first half of 2003.*

"New PPR"

The "New PPR" corresponds to Retail activities (Printemps, Redcats, Orcanta, Conforama, Fnac, Mobile Planet, Credit and Financial Services businesses and CFAO), Luxury Goods (Gucci Group) and the head office.

CONTACTS

Analysts	: David Newhouse	: +33 (0)1.44.90.63.23
	Alexandre de Brettes	: +33 (0)1.44.90.61.49
Press	: Juliette Psaume	: +33 (0)1.44.90.63.02
Website	: www.pprfinance.com or www.pprpress.com	

PINAULT PRINTEMPS-REDOUTE

2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Summary *page*

CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002

(in million)	30/06/03	30/06/02	31/12/02
Net Sales	**12 274,4**	**13 314,4**	**27 375,4**
Cost of sales	(7 625,1)	(8 104,7)	(16 785,6)
Gross margin	4 649,3	5 209,7	10 589,8
Payroll expenses	(1 828,2)	(1 933,6)	(3 863,5)
Other operating income and expenses	(2 015,8)	(2 211,4)	(4 444,5)
EBITDA	**805,3**	**1 064,7**	**2 281,8**
Depreciation and amortisation	(224,3)	(230,5)	(454,9)
Operating income	**581,0**	**834,2**	**1 826,9**
Net financial expenses	**(169,7)**	**(196,9)**	**(414,6)**
Income from ordinary activities before taxes	**411,3**	**637,3**	**1 412,3**
Non-recurring items	(206,6)	(13,7)	1 278,0
Income taxes	15,2	(160,7)	(705,7)
Net income of consolidated companies	**219,9**	**462,9**	**1 984,6**
Share in earnings of equity affiliates	28,9	(0,5)	(5,8)
Amortisation of goodwill	(64,3)	(77,8)	(234,3)
Net income before minority interests	**184,5**	**384,6**	**1 744,5**
Minority interests	66,2	101,6	155,3
Attributable net income (1)	**118,3**	**283,0**	**1 589,2**
Earnings per share (in)	0,98	2,31	13,04
Fully diluted earnings per share (in)	0,98	2,25	12,58

(1) Before net non-recurring items, attribuable net income and earnings per share are as follows :

Attributable net income	202,1	279,4	672,2
Earnings per share (in)	1,67	2,28	5,52
Fully diluted earnings per share (in)	1,63	2,22	5,37

CONSOLIDATED BALANCE SHEET

At June 30, 2003 and 2002 and December 31, 2002

ASSETS

(in million)	30/06/03	30/06/02	31/12/02
Fixed assets			
Goodwill	3 544,0	5 086,4	4 216,1
Other intangible assets	6 940,6	6 648,4	6 639,3
Property, plant and equipment	2 728,4	2 643,6	2 774,0
Long-term investments			
Investments in equity affiliates	235,0	76,6	207,3
Non-consolidated Investments	112,1	144,5	128,7
Other Investments	175,7	304,9	223,5
	522,8	526,0	559,5
Total fixed assets	**13 735,8**	**14 904,4**	**14 188,9**
Currents assets			
Inventories and work-in-progress	3 311,7	3 756,5	3 743,3
Operating receivables	2 866,1	3 472,5	3 514,8
Customer loans	413,1	5 298,8	469,5
Non-operating receivables	1 005,5	1 143,2	1 093,6
Short-term receivables on divestments	256,7	0,0	1 857,4
Marketable securities	3 722,2	3 768,5	3 606,5
Cash	1 253,6	1 302,3	1 549,6
Total current assets	**12 828,9**	**18 741,8**	**15 834,7**
Total assets	**26 564,7**	**33 646,2**	**30 023,6**

CONSOLIDATED BALANCE SHEET

At June 30, 2003 and 2002 and December 31, 2002

Liabilities and shareholders' equity

(in million)	30/06/03	30/06/02	31/12/02
Shareholders' equity			
Share capital	489,6	489,6	489,6
Additional paid-in capital	2 164,0	1 787,9	1 787,9
Cumulative translation adjustments	431,5	575,1	577,6
Consolidated reserves	3 346,9	2 296,7	2 024,4
Attributable net income for the year	118,3	283,0	1 589,2
Shareholders' equity - Group share	**6 550,3**	**5 432,3**	**6 468,7**
Minority interests	2 360,6	2 820,6	2 718,6
Consolidated shareholders' equity	**8 910,9**	**8 252,9**	**9 187,3**
Reserves for contingencies			
Retirement and related commitments	156,4	154,1	191,0
Other contingencies	371,4	571,1	427,1
	527,8	725,2	618,1
Liabilities			
Net borrowings excluding customer loans	10 745,4	12 102,6	11 962,3
Financing of customer loans	413,1	5 278,8	469,5
	11 158,5	17 381,4	12 431,8
Operating payables	5 029,1	6 048,1	6 557,6
Customer deposits	0,0	20,0	0,0
Non-operating payables	938,4	1 218,6	1 228,8
	17 126,0	24 668,1	20 218,2
Total liabilities and shareholders' equity	**26 564,7**	**33 646,2**	**30 023,6**

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002

(in million)	30/06/03	30/06/02	31/12/02
Net income of consolidated companies	219,9	462,9	1 984,6
Dividends received from equity affiliates	1,9	1,5	4,1
Other non-cash movements	286,2	226,7	(702,0)
Net cash from operating activities before changes in working capital	**508,0**	**691,1**	**1 286,7**
Changes in working capital	**(698,6)**	**(288,8)**	**216,3**
Changes in customer loans	**30,7**	**129,5**	**(119,4)**
Net cash from operating activities	**(159,9)**	**531,8**	**1 383,6**
Acquisitions of tangible and intangible assets	*(293,9)*	*(447,8)*	*(868,1)*
Disposals of tangible and intangible assets	60,6	47,6	195,7
Net operating investments	**(233,3)**	**(400,2)**	**(672,4)**
Net financial investments	217,8	(231,8)	2 516,7
Net cash used by investing activities	***(15,5)***	***(632,0)***	***1.844,3***
Changes in borrowings	(1 329,8)	(145,3)	(1 072,6)
Capital increase	104,1	0,5	1,7
Dividends paid by *Pinault-Printemps-Redoute, parent company*	(266,7)	(278,4)	(278,4)
Dividends paid to minority interests in fully consolidated subsidiaries	(17,9)	(65,0)	(99,6)
Net cash from financing activities	**(1 510,3)**	**(488,2)**	**(1 448,9)**
Impacts of treasury stock	(26,7)	(0,3)	(451,8)
Impacts of changes in exchange rates	(68,6)	(49,7)	(22,9)
Net increase in cash and cash equivalents (1)	**(1 781,0)**	**(638,4)**	**1 304,3**
Cash and cash equivalents at beginning of year	**7 013,5**	**5 709,2**	**5 709,2**
Cash and cash equivalents at the end of year (1)	**5 232,5**	**5 070,8**	**7 013,5**
Operations with no impact on changes in cash and cash equivalent -Investments in operating leases	154,7	0,0	0,0

(1) As at December 31, 2002, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of year" include short-term receibables on disvestments for 1 857.4 million.

(1) As at June 30, 2003, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of year" include short-term *receivables on disvestments for 256.7 million.*

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Before income appropriation (in million)	Number of shares outstanding (1)	Share Capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Consolidated shareholders' equity Group share	Minority interests	Total
As at December 2001	122,394 ,110	489,6	1 787,9	838,3	2 576,3	5 692,1	2 867,9	8 560,0
Capital increase/Decrease						0,0		*0,0*
Treasury stock	(1 604 245)				(273,5)	(273,5)		(273,5)
Dividends paid					(278,4)	(278,4)	(67,5)	(345,9)
Translation adjustments				(260,7)		(260,7)	(43,7)	(304,4)
Net income for the year					***1 589,2***	***1 589,2***	*155,3*	***1 744,5***
Changes in Group structure						0,0	(193,4)	(193,4)
Au 31 December 2002	120 789 865	489,6	1 787,9	577,6	3 613,6	6 468,7	2 718,6	9 187,3
Capital increase/Decrease	2 500	0,0	0,1			0,1		0,1
Guilbert disposal			376,0			376,0		376,0
Treasury stocks						0,0		0,0
Dividends paid					(266,7)	(266,7)	(21,5)	(288,2)
Translation adjustments				(146,1)		(146,1)	(5,8)	(151,9)
Net income for the year					***118,3***	***118,3***	*66,2*	***184,5***
Changes in Group structure						0,0	(396,9)	(396,9)
At June 30 2003 (2)	120 792 365	489,6	2 164,0	431,5	3 465,2	6 550,3	2 360,6	8 910,9

(1) Par value of shares set at 4 pursuant to the Management Board decision of August 30, 2001.
(2) Number of outstanding shares including treasury stock: 122,396,980

INFORMATION BY DIVISION

(in million)	Retail (1)	Luxury Goods	Misc.	New PPR	Rexel	Other activities (2)	CONSOLIDATED TOTAL
June 30, 2003							
Net sales	6 400,9	1 278,7	0,0	**7 679,6**	3 329,1	1 265,7	**12 274,4**
Operating income	283,6	120,4	(11,1)	**392,9**	119,3	68,8	**581,0**
Operating cash flow	411,9	180,4	(11,0)	**581,3**	139,4	85,5	**806,2**
Net operating investments	(126,3)	(118,0)	11,0	**(233,3)**	13,4	(13,4)	**(233,3)**
Operating fixed assets	5 106,6	6 028,9	32,3	**11 167,8**	1 966,5	78,7	**13 213,0**
Operating working capital	282,3	565,2	(3,6)	**843,9**	304,8		**1 148,7**
Customer loans net of deposits	413,1			**413,1**			**413,1**
Average number of employees	61 041	10 821	160	**72 022**	22 784	10 135	**104 941**
June 30, 2002							
Net sales	6 326,7	1 317,0	0,0	**7 643,7**	3 718,5	1 952,2	**13 314,4**
Operating income	275,6	168,2	(4,5)	**439,3**	151,0	243,9	**834,2**
Operating cash flow	401,7	224,8	(2,8)	**623,7**	178,6	279,2	**1 081,5**
Net operating investments	(153,5)	(202,2)	(2,3)	**(358,0)**	(12,7)	(29,5)	**(400,2)**
Operating fixed assets	5 257,0	5 363,8	38,1	**10 658,9**	2 160,0	1 559,5	**14 378,4**
Operating working capital	282,9	483,0	(2,7)	**763,2**	290,3	127,4	**1 180,9**
Customer loans net of deposits	432,4			**432,4**		4 846,4	**5 278,8**
Average number of employees	59 080	10 225	157	**69 462**	24 014	13 396	**106 872**

(1) The Retail division includes the Leisure and Households goods division, the Apparel and Lifestyle division, the Credit and financial Services division and CFAO.
(2) As at June 30, 2003, the other activities include Pinault Bois & Matériaux and the "Contract" activity of Guilbert.
As at June 30, 2002, the other activities included Pinault Bois & Matériaux and Guilbert as well as the Credit and Financial Services sold in December 2002.

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations.
The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries.

(in millions)	France	Europe	Americas	Africa	Océania	Asia	Consolidated Total
June 30, 2003							
Net sales	5 600,2	3 006,7	2 260,7	637,2	305,8	463,8	**12 274,4**
Operating income	206,7	118,0	93,2	49,2	21,2	92,7	**581,0**
Operating fixed assets	4 963,4	5 920,5	1 867,4	156,1	150,1	155,5	**13 213,0**
Average number of employees	51 853	25 268	13 810	9 047	2 238	2 725	**104 941**
June 30, 2002							
Net sales	5 973,6	3 212,5	2 743,1	612,5	305,4	467,3	**13 314,4**
Operating income	351,0	176,6	114,9	50,4	21,5	119,8	**834,2**
Operating fixed assets	5 934,8	5 979,0	2 106,8	126,8	148,4	82,6	**14 378,4**
Average number of employees	53 443	25 699	14 652	8 201	2 188	2 689	**106 872**

Appendix D

PINAULT PRINTEMPS-REDOUTE



HALF-YEAR RESULTS

September 4, 2003

Group Income Statement

In EUR million

	H1 03	H1 02	Change
Sales	12,274.4	13,314.4	-7.8%
Gross Margin	4,649.3	5,209.7	-10.8%
Ordinary income before taxes	411.3	637.3	-35.5%
Net Income (Group share)	118.3	283.0	-58.2%



2

PPR PUBLISHED



PPR PRO FORMA: PPR PUBLISHED EXCL. IMPACT OF STRUCTURE & EXCHANGE RATE

=

NEW PPR : RETAIL & LUXURY

+

REXEL


3

CONTENTS

PINAULT
PRINTEMPS-REDOUTE



The New PPR

Serge **WEINBERG**
Chairman of the Management Board

BEST AVAILABLE COPY

The New PPR

IN THE FIRST HALF OF 2003

SALES
EUR 7.7 bn


83%
17%

RETAIL

- Leisure and Home Furnishings
  - Conforama, Fnac and Mobile Planet
- Apparel and Lifestyle
  - Printemps, Redcats and Orcanta
  - Credit and financial services
- CFAO

LUXURY GOODS

Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, BEDAT & C°, Alexander McQueen, Stella McCartney, Balenciaga

EBIT
EUR 393 m


70%
30%

Resilience of the New PPR

OPERATING RESULTS

EUR million

	H1 2003	Change
Sales	**7,680**	**+4.1%**
Gross margin	**3,416**	**+3.3%**
EBIT	**393**	**-6.9%**

Strong growth in Retail

CHANGE IN EBIT
H1 2003/2002

Retail	+6.2%
Luxury Goods	-24.5%
New PPR	-6.9%





The New PPR

- A leading European non-food retailer
- World's 3rd largest Luxury Goods Group
- Focus on high value-added activities
- Strong organic growth potential




PINAULT
PRINTEMPS-REDOUTE



Highlights of the First Half of 2003

Serge WEINBERG
Chairman of the Management Board

First half highlights

- Strong growth in Retail
- Further development of Luxury brands
- Strategic focus on the individual customer
- Strengthened capital structure



Strong Growth in Retail

RETAIL IN THE NEW PPR IN H1 2003

SALES
EUR 6.4 bn. 83% of sales



CFAO
13 %
Apparel
& Lifestyle
41%
Leisure
& Home Furnishings
46%

EBIT
EUR 284 m 70% of EBIT



CFAO
27%
Apparel
& Lifestyle
36%
Leisure
& Home Furnishings
37%



Strong Growth in Retail

- 4.4% increase in sales*
  - Leisure and Home Furnishings up 5.3%
  - Apparel and Lifestyle up 2.8%
  - CFAO up 6.1%
- EBIT up 6.2%*
  - Leisure and Home Furnishings up 4.4%
  - Apparel and Lifestyle up 18.7%
  - CFAO up 0.6%
- Operating margin steady at 4.4% *
  - 3.6% (3.6% in H1 02) Leisure and Home Furnishings
  - 3.9% (3.4% in H1 02) Apparel and Lifestyle
  - 9.2% (9.7% in H1 02) CFAO

* *pro forma*

FURTHER GAINS IN MARKET SHARE IN FRANCE

	Growth differential compared with market (pts)
Home equipment	
White (Small & Large electrical appliances)	+1.9
Brown (Consumer electronics & photo)	+2.1
Grey (IT & Telephony)	+6.7
Furniture	+5.0
Leisure and culture	
Books	+2.7
CDs	+2.9
Apparel & accessories	
Apparel (excl. Gucci)	+2.7

Sources: PPR and professional bodies



Strong Growth in Retail

FURTHER GAINS IN MARKET SHARE IN FRANCE

H1 2003	PPR market share	Market (EUR million)
White	10.8%	2 675
Brown	14.0%	3 298
Grey	19,5%	2 650
Book	16.1%	1 235
Records	24.3%	741
Apparel	7.4%	12 492
Furniture	19.1%	4 004

Source : PPR and professional bodies



Strong Growth in Retail and Increase in Gross margin

RETAIL GROSS MARGIN IN FRANCE

(as a % of sales)




39.6%
H1 2002
+0.1 point
39.7%
H1 2003



Strong Growth in Retail

Clio

"CLIENT OBSESSION", Successful sales initiatives

- Launched late 2002 in Group companies
- Objective: gain profitable market share
  - Intensive sales drive
  - Improved customer service
  - Customer satisfaction and loyalty

Strong Growth in Retail

PRINTEMPS

H1 2003 sales :
EUR 431 million

- Customer satisfaction survey: assessing in-store customer satisfaction based on 7 criteria (appeal, comfort, salespeople, price, etc.)
- Reallocation of selling space: approx. 8 % of selling areas reallocated to most buoyant and profitable categories: Fashion, Accessories and Beauty
- Additional action plans for Printemps Card holders: customer loyalty program


REDCATS

Strong Growth in Retail

H1 2003 sales :
EUR 2,150 million

- Brand differentiation, strengthened direct marketing and customer targeting
  - Strong growth in generalist catalogues: La Redoute up + 8%, Ellos up +9%
  - 11% growth in new customer recruitment
- Development of multi-channel approach
  - 66% increase in Internet business to € 290m
  - Growth in e-commerce from 8.4% to 13.5% of sales (France 9%, US 22%)
- EBIT (pro forma) up 15%



Strong Growth in Retail


fnac
.com

H1 2003 sales :
EUR 1,615 million

- Differentiated marketing policies: development of sales initiatives on innovative products (digital photo, home cinema, flat screens, etc.)
- Development of relational marketing using membership database
- Improved quality of service: shorter waiting at cash register, development of free access to products
- Successful new concepts: Fnac Digital (10th store in the chain), confirmation of Surcouf's expansion potential (10% of Fnac sales in France), fnac.com
- Success of recent store openings: Chartres and Evry 2, performance ahead of forecast

Strong Growth in Retail


Conforama

H1 2003 sales :
EUR 1,300 million

- Improved price competitiveness
  - Opening of 4 purchasing entities (China, Poland, Italy, France)
- Market share gains
  - Furniture + 0.7 pt and grey goods +0.7 pt
- Reduced customer waiting time through warehouse optimization
  - Action plan implemented at 63 warehouses


CFAO
cfaogroup.com

Strong Growth in Retail

H1 2003 sales :
EUR 843 million

- Greater emphasis on marketing differentiation
  - Implementation of automobile quality chart in 60 dealerships, with 238 quality criteria
- Increased market share in pharmaceutical business in Egypt (opening of main warehouse in Cairo)
- Strengthening of auto market share in Algeria and Morocco with distribution of Isuzu



Strong Growth in Retail

Expanded international operations

- Objectives:
  - Bolstering brand positions, improving purchasing terms and economies of scale
- 4 new store openings in the Leisure & Home Furnishings Division:
  - 3 **Conforama** in Switzerland, Italy and Spain
  - 1 **Fnac** in Italy



Strong Growth in Retail


REDCATS

- International development of French brands :
  - La Redoute (+ 10 %)
  - Daxon (+ 12.3 %)
  - VertBaudet (+ 16.6 %)
- Continued development of Brylane's Home & Lifestyle business (+ 15 %)
- Launch of a direct sales offer at Empire Stores in the UK under « The Store » brand




PPR overseas

In EUR million

	H1 2003	*% of total Sales*
Leisure & Home Furnishings	800.3	27.4%
Apparel & Lifestyle	1,195.1	45.3%
CFAO	801.2	94.9%
Total Retail	**2,796.6**	**43.7%**
Luxury Goods	1,163.3	90.7%
New PPR	**3,959.9**	**52.0%**

Strong Growth in Retail


fnac
.com

Case study: FNAC in Spain

6.7%
263.5
6.1%
241.5
5.5%
5.4%
212.2
4.2%
180.2
2.2%
2.8%
1.7%
147
101.9
72.4
-4.4%
30.1
44.3
1
2
3
4
5
6
7
8
9
1994
1996
1997
1998
1999
2000
2001
2002
2003e
Sales
(in EUR m)
EBIT
Number of
stores

Strong Growth in Retail

Case study: CONFORAMA in Spain



CONFORAMA
-0.8%
+0.6%
-2.5%
-4.1%
-2.9%
+1.1%
20.4
66.9
75.4
70.8
70.4
88.3
2
11
11
11
9
11
1998
1999
2000
2001
2002
2003e
Sales (in EUR m)
EBIT
Number of stores

Greater Use of Shared Services

- **Kadéos gift vouchers: sales EUR 113 million**
  - Launch of the first European gift voucher
    - 6 countries: France, Spain, Italy, Portugal, Belgium, Luxembourg
    - BtoB (July YTD): +14% vs 2002
    - BtoC (July YTD): +20% vs 2002
- **PPR Purchasing** (covering purchases of brown, white and grey goods, exceeding EUR 1.5bn)
  - Expanded range of product categories
  - PPR Purchasing established in Italy and Spain
- **PPR BuyCo (indirect purchases of goods & services)**
  - EUR 450 m traded in 1st half
- **GNX**
  - Total auction amount close to EUR 200 m (savings of over 13 %)

Further development of Luxury Brands

LUXURY GOODS IN THE NEW PPR IN H1 2003

SALES
EUR 1.3 bn 17% of sales


Other brands
12%
Gucci
59%
YSL Beauté
23%
Yves Saint
Laurent
6%

EBIT
EUR 120 m



Economic climate weighs on Luxury Goods

- Excellent results in Q4 2002 (from Nov. 2002 to January 2003)
  - Sales up 0.3% in real terms and up 6.0% on a comparable basis
  - Very high operating profitability at Gucci Division: 35%
- Combination of negative factors in Q1 2003 (February 2003 to April 2003)
  - War in Iraq
  - SARS epidemic
  - Slump in retail travel
  - Impact of euro/dollar

Further development of Luxury Brands

- Strong profitability at Gucci maintained in H1: 29%
- Losses reduced at Yves Saint Laurent
  (from - EUR 42.7 m in H1 2002 to - EUR 35.1 m in H1 2003)
- Continued investment in development:
  EUR 86.8 million in H1 2003



Further development of Luxury Brands

- YSL Beauté : launch of Kingdom fragrance for Alexander McQueen and Essenza Di Zegna for Ermenegildo Zegna
- New Yves Saint Laurent store in Manhattan designed specifically to promote accessories
- Growth at Alexander McQueen
  - 2003 International Fashion Designers Award (CFDA)
- Successful development of Bottega Veneta

Further development of Luxury Brands

STRATEGIC POSITION IN KEY LUXURY GOODS MARKETS STRENGTHENED

- 41 store openings and renovations:
  - **Gucci** : Hawaii, Venice, Antwerp
  - **Yves Saint Laurent** : Milan, Honolulu, Beverly Hills, New York
  - **Bottega Veneta** : Hawaii
  - **Sergio Rossi** : Beverly Hills, New York ,London
  - **Boucheron** : Tokyo Ginza, Honolulu
  - **Stella McCartney, Alexander McQueen** : London
  - **Balenciaga** : New York




33

Strategic movement executed under excellent conditions

- Increased stake in Gucci Group
  - Additional acquisition of nearly 10% of capital for an investment of EUR 849 m in H1
  - Stake raised to 64.25 % as of 30/06//03
  - Stake totalling 67% as of 01/09/03
- Excellent valuation of assets sold
  - Guilbert contract business: EUR 815 m
  - Pinault Bois & Matériaux : EUR 565 m



Improved capital structure and liquidity

SHARP REDUCTION IN NET FINANCIAL DEBT

- Net financial debt: **down 21.6%**

EUR 7.0 bn



30/06/2002

EUR 5.5 bn



30/06/2003

- Debt-to-equity ratio: **down 23.3 points**

85.2%



30/06/2002

61.9%



30/06/2003

Improved capital structure and liquidity

- Extension of average maturity of financing to 3.2 years and diversification of financial resources
  - Success of EUR 1.1 billion Oceane issue due January 2008 (May 2003)
  - Successful launch of EUR 750 million bond issue due 23 January 2009 (July 2003)
- Improved liquidity excluding Gucci
  - Gucci announces payment of a special EUR13.5 dividend (October 2003)
  - After Gucci put: EUR 2.7 bn in excess liquidity



PINAULT
PRINTEMPS-REDOUTE



Analysis of Half-year Results 2003

Patrice MARTEAU
Chief Financial Officer

Group Income Statement (1/2)

In EUR million

	H1 2003	H1 2002	%
Sales	12,274.4	13,314.4	-7.8%
EBITDA	805.3	1 064.7	-24.4%
EBIT	581.0	834.2	-30.4%
EBIT margin	4.7 %	6.3 %	
Net Financial expenses	(169.7)	(196.9)	-13.8%
Ordinary income before taxes	411.3	637.3	-35.5%



Group Operating Income (2/2)

In EUR million

	H1 2003	H1 2002	%
Ordinary income before taxes	**411.3**	**637.3**	**- 35.5 %**
Non-recurring items	(206.6)	(13.7)	NA
Income taxes	15.2	(160.7)	NA
tax rate	- 7.4 %	25.8 %	NA
Net income from consolidated companies	**219.9**	**462.9**	**- 52.5 %**
Share in earnings of equity affiliates	28.9	(0.5)	NA
Amortisation of goodwill	(64.3)	(77.8)	- 17.4 %
Net income before minority interests	**184.5**	**384.6**	**- 52.0 %**
Minority interests	66.2	101.6	- 34.8 %
Attributable net income (Group share)	**118.3**	**283.0**	**- 58.2 %**
Net income Group share excl. non-recurring items	**202.1**	**279.4**	**- 27.7 %**



Published Sales

In EUR million

13,314

- 612

Change in structure

- 624

Exchange rate

Business

+ 196

+ 1.6 %

12,274

30/06/02

30/06/03

Income Statement New PPR

In EUR million

	H1 2003	H1 2002	%
Sales	**7,679.5**	**7,380.4**	**+ 4.1 %**
Gross margin	**3,416.0**	**3,305.7**	**+ 3.3 %**
Gross margin rate	*44.5 %*	*44.8 %*	*- 0,3*
Payroll costs	(1,194.8)	(1,161.4)	+ 2.9 %
Productivity rate	*35.0 %*	*35.1 %*	*- 0.1*
Other operating income and expenses	(1,644.7)	(1,549.2)	+ 6.2 %
EBITDA	**576.4**	**595.1**	**- 3.1 %**
Amortisation & Depreciation	(183.6)	(173.0)	+ 6.1 %
EBIT	**392.8**	**422,1**	**- 6.9 %**
EBIT margin	*5.1 %*	*5.7 %*	*- 0.6*



Pro forma Gross Margin

	H1 2003	Change
Retail	39.7 %	- 0.1
Luxury Goods	68.2 %	- 0.9
NEW PPR	44.5 %	- 0.3
Rexel	24.8%	- 0.1
GROUP TOTAL	38.6%	0.0


42

Proforma EBIT



H1 2002
H1 2003
- 3.4 %
91
88
Conforama
+ 79.2 %
10
17
Fnac
-1
1
Printemps
+ 15.2 %
89
103
Redcats
+ 0.6 %
77
78
CFAO
+ 6.2 %
267
284
Total Retail
- 24.5 %
159
120
Luxury Goods
- 6.9 %
422
393
New PPR

Pro forma EBIT

H1 2002
H1 2003



- 6.9 %
422
393
New PPR



- 16.2 %
137
115
Rexel



- 9.2 %
560
508
Pro forma PPR



Pro forma EBIT Margin

	H1 2003	Change
Conforama	6.8 %	- 0.4
Fnac	1.1 %	0.4
Mobile Planet	-6.5 %	- 1.1
Leisure and Home Furnishings Division	**3.6 %**	**0.0**
Printemps	0.1 %	0.4
Redcats	4.8 %	0.5
Orcanta	- 7.2 %	4.5
Apparel & Lifestyle Division	**3.9 %**	**0.5**
Cfao	**9.2 %**	**- 0.5**
TOTAL RETAIL	**4,4 %**	**0.0**
Luxury Goods	**9.4 %**	**- 3.4**
NEW PPR	**5.1 %**	**- 0.6**
Rexel	3.6 %	- 0.5
TOTAL (GROUP)	**4.7 %**	**- 0.5**

Net Financial expenses

In EUR million

	H1 2003	H1 2002	Change
Interest expense on borrowings	(213.8)	(256.5)	42.7
Interest income on cash & cash equivalents	45.9	53.0	(7.1)
Sub-total net financial expenses	**(167.9)**	**(203.5)**	**35.6**
Income on LT investments	9.1	5.3	3.8
Interest income from operating activities	(10.9)	1,3	(12.2)
Net financial expenses	**(169.7)**	**(196.9)**	**27.2**

Non-recurring items

In EUR million

	H1 2003
Disposals of investments	(135.6)
Restructuring costs	(20.4)
Cost related to claims & litigation	(19.1)
Mark-down of treasury stock	(26.7)
Other non-recurring items	(4.8)
Total	**(206.6)**

Non-recurring items

Disposal of Guilbert Contract and PBM

Guilbert Contract

- Enterprise value: EUR 815 million
- Gross capital loss: EUR 250.8 million
- Net capital loss: EUR 100 million
- Reduction in Group indebtedness: EUR 617.1 million

PBM

- Enterprise value: EUR 565 million
- Gross capital gain: EUR 91.1 million
- Net capital gain: EUR 58.3 million
- Reduction in Group indebtedness: EUR 503.2 million

Components of the Effective Tax Rate



In EUR million	***H1 2003***	H1 2002
Current tax*	(103.1)	(176.3)
Tax on non-recurring items	**118.3**	**15.6**
Total tax	**15.2**	**(160.7)**
Effective tax rate	**-7.43 %**	**25.77 %**

Current tax rate*	**25.07 %**	**27.66 %**

** tax excl. non-recurring items*



Group Balance Sheet

In EUR million

	June 2003	Dec. 2002	Change	June 2002
Fixed assets	**13,735.8**	**14,188.9**	**(453.1)**	**14,904.4**
Intangible assets	10,484.6	10,855.4	(370.8)	11,734.8
Property, plant & equipment	2,728.4	2,774.0	(45.6)	2,643.6
LT investments	522.8	559.5	**(36.7)**	526.0
WCR distribution	**1,215.8**	**565.3**	**650.5**	**1,105.5**
Shareholders' equity(1)	**8,910.9**	**9,187.3**	**(276.4)**	**8,252.9**
Provisions for contingencies	**527.8**	**618.1**	**(90.3)**	**725.2**
Net financial debt	**5,512.9**	**4,948.8**	**564.1**	**7,031.8**
(1) Group share	6,550.3	6,468.7	81.6	5,432.3

Changes in Net Financial Debt

In EUR million	***Dec. 02-June 03***
Net financial debt at December 31, 2002	**4,948.8**
Acquisition of Gucci stock	848.7
Impact of Guilbert disposal	(617.1)
Impact of PBM disposal	(503.2)
Effect of Rexel securitisation (reduction)	114.6
Mark-down of PPR treasury stock	26.7
Negative free cash flow from operations excl. securitisation:	320.1
o/w:	
Retail	*424.8*
Luxury	*24.2*
Other	*(128.9)*
Dividends paid	284.6
Other movements	89.7
Net financial debt at June 30, 2003	**5 512.9**
Change in net financial debt	**564.1**
Reduction in discounting of receivables	216.1

Consolidated Cash Flow Statement

In EUR million

	Consolided Total
Net cash from operating activities before changes in WC	**508.0**
Changes in working capital	(698.6)
Changes in customer loans	30.7
Net cash from operating activities	**(159.9)**
Net operating investments	(233.3)
Free cash flow from operations	**(393.2)**
Net financial investments	217.3
Changes in borrowings	(1,329.6)
Capital increase	104.1
Dividends paid	(284.6)
Other	(95.3)
Net change in cash and cash equivalents	**(1,781.0)**
Transactions with no impact in cash and cash equivalents: - Investments in operating leases	154.7

Retail & Luxury: Free Cash Flow from Operations

In EUR million

	Retail		
	2003	2002	Change
Cash flow	**275.8**	**247.7**	**28,1**
Changes in working capital	(574.7)	(470.0)	(104.7)
Changes in customer loans	30.7	27.2	3.5
Flows from operating activities	**(268.2)**	**(195.1)**	**(73.1)**
Net operating investments	(125.9)	(153.1)	27,2
Free cash flow from operations	**(394.1)**	**(348.2)**	**(45.9)**

	Luxury Goods		
Cash flow	**191.9**	**217.7**	**(25.8)**
Changes in working capital	(98.1)	(8.3)	(89.8)
Changes in customer loans			0.0
Flows from operating activities	**93.8**	**209.4**	**(115.6)**
Net operating investments	(118.0)	(202.2)	(84.2)
Free cash flow from operations	**(24.2)**	**7.2**	**(31.4)**



Cash Flow

In EUR million	June 03
EBITDA	805.3
Operating Cash flow	806.2
Net financial expenses	(169.7)
Cash flow from financing activities	(174.9)
Non-recurring income and taxes	(191.4)
Net income from asset sales	25.6
Mark-down of treasury stock	26.7
Other	15.8
Non-recurring cash flow and corporate income tax	(123.3)
Total cash flow	**508.0**



Net financial Investments

In EUR million

Net long-term investments	**217.8**
o/w:	
Acquisitions of Gucci stock	(848.7)
Disposal of Guilbert (including indebtedness of companies sold at the disposal date)	617.1
Disposal of PBM (including indebtedness of companies sold at the disposal date)	503.2
Other	(53.8)

Off balance sheet items: 1st half highlights

- Reduction in securisation from EUR 969 m to EUR 753 m
  - Reduction in Rexel' securisation of EUR 114 m
  - Impact of disposals

PINAULT
PRINTEMPS-REDOUTE



Outlook

Serge WEINBERG

Chairman of the Management Board

BEST AVAILABLE COPY

Continued development in Retail and Luxury Goods

- Retail: reinforce our leadership and leverage our international presence
- Luxury goods: develop our brands and their profitability
- Rexel turnaround
- Financial discipline


58



Retail: reinforce leadership and international presence

- Sales: market share gains
  - ◆ Pursue CliO programmes
- 18 store openings scheduled for H2 2003 (nearly 40,000 sq.m of selling space)
- Maintain sales and marketing pressure





Retail: reinforce leadership and international presence

PRINTEMPS

- Complete Printemps Haussmann modernisation programme, with opening of world's largest Beauty & Heathcare department
  - ◆ 4,000 sq.m., over 200 brands (20 new brands, 30 exclusive brands)
- Renovation of Lille Printemps store, biggest outside Paris (9800 sq.m.)
- Renovation of Madelios in Paris
- Continued develoment of Sports Division

Retail: reinforce leadership and international presence


REDCATS

- Launch of Brylane Wishes and Redoute Solutions Maison
- New initiatives in non-apparel:
  - Linen : Ellos, La Redoute, Daxon UK
  - Home decoration: VertBaudet Histoires de Chambres, AM. PM.
- Lowering of breakeven point at Brylane
  - Closure of Indianapolis call centre
  - Logistical restructuring



Retail: reinforce leadership and international presence


fnac
com

- 5 store openings planned in H2
  - France, Grenoble 2
  - Spain, Portugal, Brazil, German-speaking Switzerland
- Continued development of specialised brands : Fnac Junior, Surcouf (Paris new store in 2004)



Retail: reinforce leadership and international presence



Conforama

- Further expansion in Southern and Central Europe
- Continued integration of Emmezeta in Italy
- September 2003: Launch of a new visual identity, new logo, new store layout, new catalogue


Conforama






CFAO
cfaogroup.com

Retail: reinforce leadership and international presence

- Continued sales growth in North Africa
  - 10% of CFAO sales in 2003
  - Launch of Chevrolet in Algeria
- Strong growth of CFAO Technologies, present in 18 countries
  - Cisco, IBM, Motorola, Otis, Lexmark, Sharp office equipment





Luxury Goods : develop brands and their profitability

GUCCI
GUCCI GROUP

- Gucci : launch of a new luxury accessories product range for the home and a new fragrance, «*Gucci pour Homme* »
- YSL Beauté :
  - Gucci Group's newest brand launches a fragrance, STELLA, by Stella McCartney
  - Relaunch of the classic fragrance « Rive Gauche pour femme », together with a new fragrance, « Rive Gauche pour homme »
- Boucheron : new jewellery collections « L'eau à la bouche » and « Not Bourgeois » and new range of timepieces





Luxury Goods : develop brands and their profitability

- 17 store openings planned in H2 2003, including:
  - 6 Gucci stores
  - 10 Yves Saint Laurent stores
  - 1 Sergio Rossi store
- Yves Saint Laurent store openings and renovations planned in Rome, Paris, Hong Kong, London and Singapore in 2003



Rexel turnaround

REXEL

- Impact of reorganisation and cost-cutting measures introduced in 4th quarter of 2002
  - Improved EBIT forecast in H2 2003
- Selective market share gains
  - Targeted customer segmentation, selective external growth and intensive sales initiatives



REXEL

Rexel turnaround

- Supplier Relations
  - Continued consolidation of purchasing
  - Development of relationship with suppliers region by region
- Emphasis on local management
  - Emphasis on local business approach
  - Adapt and optimise supply chain to meet local characteristics

Financial discipline

- Maintain Group operational investments at EUR 450 million per annum over 2004-2006 period
- Strict management of working capital

PINAULT
PRINTEMPS-REDOUTE



Conclusion

Serge WEINBERG

Chairman of the Management Board

PINAULT
PRINTEMPS-REDOUTE



Additional information

HALF-YEAR RESULTS

September 4, 2003

Published sales by company

In millions of euros	**2003**	2002	Change
Conforama	1,299.8	1,267.4	2.6%
Fnac	1,614.6	1,511.1	6.8%
Mobile Planet	9.3	11.5	-19.1%
Leisure & Home Furnishings	**2,923.7**	**2,790.0**	**4.8%**
Printemps	431.3	424.9	1.5%
Redcats	2,150.2	2,255.3	-4.7%
Orcanta	23.6	21.3	10.8%
Apparel & Life Style	**2,605.1**	**2,701.5**	**-3.6%**
Cfao	**843.1**	**807.5**	**4.4%**
Credit & Financial Services	**29.0**	**27.7**	**4.7%**
RETAIL	**6,400.9**	**6,326.7**	**1.2%**
LUXURY GOODS	**1,278.7**	**1,317.0**	**-2.9%**
Holdings & Other	**0.0**	**0.0**	**N/A**
NEW PPR	**7,679.6**	**7,643.7**	**0.5%**
Rexel	3,329.1	3,718.5	-10.5%
Pinault Bois & Matériaux	715.4	659.7	8.4%
Guilbert	550.3	919.6	-40.2%
Sold Credit & Financial Services companies		372.9	-100.0%
CONSOLIDATED GROUP TOTAL	**12,274.4**	**13,314.4**	**-7.8%**



Published EBITDA by company

In millions of euros	***2003***	2002	Change
Conforama	116.4	119.6	- 2.7%
Fnac	52.9	46.3	14.3%
Mobile Planet	(0.6)	(0.5)	- 20.0%
Leisure & Home Furnishings	**168.7**	**165.4**	**2.0%**
Printemps	19.9	21.1	- 5.7%
Redcats	124.7	123.4	1.1%
Orcanta	(0.6)	(1.2)	50.0%
Apparel & Life Style	**144.0**	**143.3**	**0.5%**
Cfao	**87.9**	**85.4**	**2.9%**
Credit & Financial Services	**0.1**	**4.4**	**- 97.7%**
RETAIL	**400.7**	**398.5**	**0.6%**
LUXURY GOODS	**186.2**	**221.3**	**- 15.9%**
Holdings & Other	**(10.5)**	**(2.8)**	**- 275.0%**
NEW PPR	**576.4**	**617.0**	**- 6.6%**
Rexel	145.3	178.8	- 18.7%
Pinault Bois & Matériaux	46.2	45.1	2.4%
Guilbert	37.4	72.4	- 48.3%
Sold Credit & Financial Services companies	[illegible]	151.4	- 100.0%
CONSOLIDATED GROUP TOTAL	**805.3**	**1 064.7**	**- 24.4%**



Published EBIT by company

In millions of euros	*2003*	2002	Change
Conforama	87.8	91.0	- 3.5%
Fnac	17.2	8.8	95.5%
Mobile Planet	(0.6)	(0.7)	14.3%
Leisure & Home Furnishings	**104.4**	**99.1**	**5.3%**
Printemps	0.6	(0.7)	185.7%
Redcats	102.6	98.8	3.8%
Orcanta	(1.7)	(2.5)	32.0%
Apparel & Life Style	**101.5**	**95.6**	**6.2%**
Cfao	**77.7**	**76.4**	**1.7%**
Credit & Financial Services	**0.0**	**4.4**	**- 100.0%**
RETAIL	**283.6**	**275.5**	**2.9%**
LUXURY GOODS	**120.4**	**168.2**	**- 28.4%**
Holdings & Other	**(11.2)**	**(4.4)**	**- 154.5%**
NEW PPR	**392.8**	**439.3**	**- 10.6%**
Rexel	119.4	151.0	- 20.9%
Pinault Bois & Matériaux	38.5	37.8	1.9%
Guilbert	30.3	60.7	- 50.1%
Sold Credit & Financial Services companies		145.4	- 100.0%
CONSOLIDATED GROUP TOTAL	**581.0**	**834.2**	**- 30.4%**

Pro-forma sales by company

In millions of euros	***2003***	2002	Change
Conforama	1,299.8	1,264.8	2.8%
Fnac	1,614.6	1,502.9	7.4%
Mobile Planet	9.3	9.3	0.0%
Leisure & Home Furnishings	**2,923.7**	**2,777.0**	**5.3%**
Printemps	431.3	433.3	- 0.5%
Redcats	2,150.2	2,078.9	3.4%
Orcanta	23.6	21.3	10.8%
Apparel & Life Style	**2,605.1**	**2,533.5**	**2.8%**
Cfao	**843.1**	**794.7**	**6.1%**
Credit & Financial Services	**29.0**	**26.8**	**8.2%**
RETAIL	**6,400.9**	**6,132.0**	**4.4%**
LUXURY GOODS	**1,278.6**	**1,248.4**	**2.4%**
Holdings & Other	**0.0**	**0.0**	**N/A**
NEW PPR	**7,679.5**	**7,380.4**	**4.1%**
Rexel	3,229.8	3,327.8	- 2.9%
PRO-FORMA GROUP TOTAL	**10,909.3**	**10,708.2**	**1.9%**

Pro-forma EBITDA by company

In millions of euros	***2003***	2002	Change
Conforama	116.4	119.4	- 2.5%
Fnac	52.9	46.8	13.0%
Mobile Planet	(0.6)	(0.4)	- 50.0%
Leisure & Home Furnishings	**168.7**	**165.8**	**1.7%**
Printemps	19.9	21.3	- 6.6%
Redcats	124.7	112.0	11.3%
Orcanta	(0.6)	(1.2)	50.0%
Apparel & Life Style	**144.0**	**132.1**	**9.0%**
Cfao	**87.9**	**85.8**	**2.4%**
Credit & Financial Services	**0.1**	**4.4**	**- 97.7%**
RETAIL	**400.7**	**388.1**	**3.2%**
LUXURY GOODS	**186.2**	**209.8**	**- 11.2%**
Holdings & Other	**(10.5)**	**(2.8)**	**- 275.0%**
NEW PPR	**576.4**	**595.1**	**- 3.1%**
Rexel	140.2	162.5	- 13.7%
PRO-FORMA GROUP TOTAL	**716.6**	**757.6**	**- 5.4%**

Pro-forma EBIT by company

In millions of euros	***2003***	2002	Change
Conforama	87.8	90.9	- 3.4%
Fnac	17.2	9.6	79.2%
Mobile Planet	(0.6)	(0.5)	- 20.0%
Leisure & Home Furnishings	**104.4**	**100.0**	**4.4%**
Printemps	0.6	(1.1)	154.5 %
Redcats	102.6	89.1	15.2%
Orcanta	(1.7)	(2.5)	32.0%
Apparel & Life Style	**101.5**	**85.5**	**18.7%**
Cfao	**77.7**	**77.2**	**0.6%**
Credit & Financial Services	**0.0**	**4.4**	**- 100.0%**
RETAIL	**283.6**	**267.1**	**6.2%**
LUXURY GOODS	**120.4**	**159.4**	**- 24.5%**
Holdings & Other	**(11.2)**	**(4.4)**	**- 154.5%**
NEW PPR	**392.8**	**422.1**	**- 6.9%**
Rexel	115.2	137.4	- 16.2%
PRO-FORMA GROUP TOTAL	**508.0**	**559.5**	**- 9.2%**

Change in cash & cash equivalents ⇨ Change in net financial debt

In millions of euros

Change in cash & cash equivalents	**(1,781.0)**
Change in borrowings & financial debt	1,329.8
Impact of variation in exchange rates & structure on debt	98.2
Leased investments	(154.7)
Change in net financial debt	**(507.7)**
o.w. customer loans	56.4
Change in net financial debt	**(564.1)**